919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

June 29, 2017	Martin C. Glass Tel +1 (212) 891-1672 mglass@jenner.com

Via EDGAR AND overnight courier

Suzanne Hayes Assistant Director Office of Healthcare and Insurance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Clementia Pharmaceuticals Inc. Registration Statement on Form F-1 Filed June 29, 2017 CIK No. 0001647320

Dear Ms. Hayes:

On behalf of Clementia Pharmaceuticals Inc. (the “Registrant”), we hereby respectfully file the Registrant’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 21, 2017 with respect to Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1 submitted on April 19, 2017 (as amended, the “DRS”).

This letter and the Registration Statement on Form F-1 (the “F-1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of the F-1 marked to indicate changes from the DRS.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of the F-1. The F-1 includes revisions updating certain information in the DRS and in response to the comments of the Staff.

Prospectus Summary

Our Company

Our Programs, page 1

1.	We note your response to prior comment 1 and your revised disclosures. Please revise the disclosure on page 1 to clarify, if true, that the potent activity in preventing fibrosis
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United States Securities and Exchange Commission

June 29, 2017

in a variety of tissues is based on animal models as opposed to clinical trials in humans. With respect to new bone formation, please revise your disclosure on page 2 concerning the clinical trials to highlight the risk on page 15 that to date your clinical trials have not demonstrated statistically significant results.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 1 to clarify that the potent activity in preventing fibrosis in a variety of tissues is based on animal models.

The Registrant has also revised the disclosure on page 2 to highlight that the Registrant’s clinical trials have not demonstrated statistically significant results.

2.	We note your revised development programs table on page 2 in response to our prior comment 6 where you identify your research programs for your other RARy agonists as musculoskeletal diseases, disorders of HO, and disorders of fibrosis. However, given that you still do not identify a lead compound or specific indications for these research programs, please remove reference to them as it is premature to highlight them in your Summary presentation.

In response to the Staff’s comment, the Registrant has revised the development programs table on page 2 to remove reference to the development programs related to other RARy agonists.

Summary Risk Factors, page 5

3.	We note your summary risk factor in response to our prior comment 9, which states that there are risks of adverse tax consequences for your U.S. shareholders if you are characterized as a passive foreign investment company. With reference to your risk disclosure on page 15, please expand the summary risk factor to highlight that you expect to qualify as a PFIC for the taxable year ended December 31, 2017.

In response to the Staff’s comment, the Registrant has expanded the summary risk factor on page 5 to highlight that the Registrant expects to qualify as a PFIC for the taxable year ending December 31, 2017 and, very possibly, for subsequent years.

Business

Our Programs

PVO-1A-201, page 92

4.	We note your revised disclosure on page 93 in response to prior comment 16, including the removal of disclosure concerning flare-up pain. Please revise the disclosure in the third bullet point on page 93 to identify all flare-up symptoms assessed in the clinical trial. Also, describe how each symptom was measured, provide the results and

United States Securities and Exchange Commission

June 29, 2017

supporting data applicable to each symptom measured, and discuss how these results compared to any established endpoints.

 In response to the Staff’s comment, the Registrant has revised the disclosure on page 93 to include the requested information.

Sponsored Research Agreements, page 111

5.	We note your responses to our prior comments 17 and 18 and your added disclosure concerning material sponsored research agreements. Please tell us whether you have made material payments to date pursuant to each of the agreements and, if so, revise to disclose the applicable amount(s).

The Registrant respectfully advises the Staff that no material payments have been made to date pursuant to the Sangiorgi Agreement, the Rizzoli Agreement or the Commercial Sponsored Research Agreement with SBP. The Registrant has revised the disclosures on pages 111 - 112 to include this information.

License Agreements

Roche Agreements, page 108

6.	We note your revised disclosure with respect to royalties payable under the Roche Agreement in response to our prior comment 19 still states that you are required to pay a low double digit royalty on net sales. Please revise your description of the Roche Agreement to provide the royalty rate within a ten percent range (e.g., teens, twenties, thirties, etc…).

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 108 and F-35.

Exhibits

7.	We note that you request confidential treatment for portions of Exhibits 10.5 to 10.7. Please confirm that the exhibits you publicly file will include a statement on the face of the agreements that you have omitted confidential information pursuant to a confidential treatment request.

In response to the Staff’s comment, the Registrant has added a statement to the face of Exhibits 10.5, 10.6 and 10.7 that confidential information was omitted and submitted separately to the Commission.

Please contact the undersigned at (212) 891-1672 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

United States Securities and Exchange Commission

June 29, 2017

 Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Franklin Wyman, Mary Mast, Johnny Gharib, Joseph McCann
United States Securities and Exchange Commission
Patrick O’Brien
Ropes & Gray LLP